SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

June 13, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications announces the appointment of new Chief Financial Officer

PARTNER COMMUNICATIONS ANNOUNCES
THE APPOINTMENT OF NEW CHIEF FINANCIAL
OFFICER

Rosh Ha’ayin, Israel, June 13, 2011 - Partner Communications Company Ltd. (NASDAQ and TASE: PTNR), a leading Israeli mobile communications operator, today announced Mr. Emanuel Avner's departure as Partner's CFO.  Mr. Avner will be replaced on August 15, 2011 by Mr. Ziv Leitman following a proper transition process. Mr. Yaccov Gelbard, Partner’s CEO said today that “Mr. Avner is leaving the Company after five years, during which he contributed to Partner’s success. Mr. Emanuel Avner was responsible for key activities of the Company including, leading the raising of capital both from the banking system and the capital market, acquiring 012 Smile Telecom Ltd. and recently also managing the relations with the capital market. Mr. Emanuel Avner was part of the leading strategic team that turned Partner into a communications group. We thank Mr. Avner for the financial leadership he provided and for his contribution to the Company and wish him success in his future endeavors".

Mr. Ziv Leitman served from 2009 as the Deputy CEO and CFO of Paz Oil Company Ltd., the largest energy and convenience retailer Company in Israel traded on the Tel Aviv stock exchange. Mr. Leitman served from 2002 until 2009 as Executive Vice President and CFO of Comverse Inc., global leading provider of systems to telecommunication companies. Previously he served as Executive Vice President and CFO of Discount Investments Corporation Ltd. and, Lucent Technology - EIS. Prior to this, Mr. Leitman served as CFO of Hogla-Kimberly Ltd, and Optrotech Ltd. Mr Leitman is a CPA and holds a BA in Economics and Accounting and an MBA in Finance and Information Systems all from Tel Aviv University.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contact:

Mr. Emanuel Avner Chief Financial Officer Tel: +972-54-7814951 Fax: +972-54-7815961 E-mail: emanuel.avner@orange.co.il

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.
By:	/s/ Emanuel Avner
Name:	Emanuel Avner
Title:	Chief Financial Officer

Dated: June 13, 2011